

July 1, 2010

Mr. Robert Moody
Chairman of the Board and Chief Executive Officer
NATIONAL WESTERN LIFE INSURANCE COMPANY
850 East Anderson Lane
Austin, TX 78752-1602

Re: **NATIONAL WESTERN LIFE INSURANCE COMPANY**
       Form 10-K for the year ended December 31, 2009
       Schedule 14A filed April 30, 2010
       Form 10-Q for the quarterly period ended March 31, 2010
       File No. 001-34411

Dear Mr. Moody:

    We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your Form 10-K for the year ended December 31, 2009 and your Form 10-Q for quarterly period ended March 31, 2010 and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

    After reviewing your amended filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Period Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Deferred Policy Acquisition Costs, page 22

1. The unlocking of assumptions appears to have had a significant impact on the results of your operations during the periods presented. Please revise to disclose the sensitivity of the significant assumptions you identified by quantifying the reasonably likely changes in these assumptions and their financial impact.

<u>Results of Operations</u>
<u>Life and Other Policy Benefits, page 29</u>

2. You disclose that you are implementing a new actuarial reserving system. Please disclose how the new loss reserving system is different than the old one and the reason for any changes. In addition, please identify the loss reserving assumptions that were unlocked during 2009 and quantify the changes in these assumptions.

<u>Financial Statements</u>
<u>(14) Fair Values of financial Instruments, page 117</u>

3. Please revise your disclosure to separately quantify the value of the Level 2 and Level 3 instruments obtained from third party sources for identical assets and similar assets, and those that you determined using internal valuation methodologies. Furthermore, provide the following information:
   - Description of the valuation methodologies that identifies the significant inputs and how they are used in the model;
   - In the case where a valuation is based on similar assets, the criteria for determining that the assets are similar and the number of quotes/prices you obtain; and
   - If you obtain multiple varying quotes/prices, how you determine the fair value to be recorded and whether, and if so, how much, the third party prices were adjusted.

<u>(18) Subsequent Events, page 124</u>

4. You disclose that a final judgment has been entered against you for $150 million for exemplary damages. Tell us your accounting treatment for judgment including the amount of loss you recorded and its classification in your financial statements. Provide us an analysis supporting this accounting. Please refer to ASC 450-20-50-1.

<u>Schedule 14A filed April 30, 2010</u>

Where comments under this heading request revision, please make the revision in the amended Form 10-K requested in the second paragraph of this letter.

<u>Transactions with Related Persons, Promoters and Certain Control Persons, page 12</u>

5. Please file as an exhibit each of the following agreements discussed starting on page 12 of the filing:
   - the agreement between Regent Management Services, Limited Partnership and Three R Trusts under which $628,848 in management fees were paid to Regent Management Services during 2009;

- the revolving credit loan agreement granting a line of credit up to the principal amount of $40,000,000 to the company from The Moody National Bank of Galveston; and
- all material agreements between the company and American National Insurance Company, including the agreements under which the company sponsored benefits plans and administrative service arrangements operate.

Compensation Discussion and Analysis
Annual Incentive Compensation, page 19

6. We note your discussion of each of the Executive Officer Bonus Program, the Domestic Marketing Officer Bonus Program, the International Marketing Officer Bonus Program and the Senior Vice President Bonus Program starting on page 19. For each bonus program under which a named executive officer received a bonus award for 2009 performance, please revise to disclose the predetermined performance targets under each, the level of achievement of each target and how the level of achievement translated into the bonus awarded on an individual basis.

Long-Term Incentive Compensation, page 21

7. Please revise your disclosure to provide a narrative discussion of the long-term incentive grants awarded to each named executive officer for 2009 performance. Be sure to discuss the Compensation Committee's rationale behind the amount of each award and what factors were considered.

National Western Life Insurance Company Retirement Bonus Program for Robert L. Moody, page 23

8. We note your discussion of the annual payment made to the CEO equal to 2% of his compensation under the National Western Life Insurance Company Retirement Bonus Program for Robert L. Moody. Because you have characterized this as non-equity incentive compensation, please revise your disclosure to discuss the incentive goals and targets applicable to Mr. Moody and the factors considered in making this award. If the payment should not be considered incentive compensation, please revise your disclosure to characterize it appropriately.

Grants of Plan Based Awards, page 27

9. It does not appear that your Grants of Plan Based Awards table is complete. Please revise your table to include the grant dates of all awards made under the company's 1995 Stock and Incentive Plan and the 2008 Incentive Plan, as referred to on page 21 of the filing. In the event you believe that no additional grants are required to be disclosed in the table, please provide us with an analysis supporting this conclusion.

Form 10-Q filed May 17, 2010

Fair Values of Financial Instruments, page 34

10. Please revise to quantify the inputs used to determine the Level 2 and Level 3 valuations by class of assets. Refer to ASC 820-10-50-2(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney at (202) 551-3563 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant